Exhibit 99.1

Mindray Announces First Quarter 2013 Financial Results

Shenzhen, China – May 6, 2013 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the first quarter ended March 31, 2013.

Highlights for First Quarter 2013

-	Net revenues totaled $242.1 million. China sales were strong at $111.3 million, representing 21.2% year-over-year growth and 46.0% of the company’s total net revenues.

-	International sales were $130.8 million, with Western Europe recording mid-teens sales growth.

-	In-vitro diagnostic sales grew 20.7% year-over-year. Reagent sales contributed 36.4% to the segment, up from 31.5% in the same period last year.

-	Non-GAAP gross margin was 58.1%, improved significantly from 55.5% a year ago.

-	During the quarter, Mindray recorded tax benefits of $19.4 million related to its National Key Software Enterprise status for calendar year 2011 and 2012.

-	The cash conversion cycle was 110 days, compared to 117 days in the same period last year, due to better control on receivable collections.

“In the first quarter, our top-line growth was primarily propelled by China sales, resulting from our strong performance in the mid-end market segment. We are pleased to see continued robust demand of our products in the domestic market, particularly in the in-vitro diagnostic segment. Outside of China, our good performance in Western Europe was especially hard-earned considering the challenging economic conditions in the region. Emerging markets’ sales were weaker-than-expected, but we are optimistic about the region’s growth potential and will continue to invest this year,” said Mr. Li Xiting, Mindray’s President and Chief Executive Officer. “Our gross margin and cash conversion cycle improvements further demonstrated our ability to enhance efficiency. We are glad that Mindray successfully obtained the key software enterprise status again. All in all, management remains committed to meeting our goals for the remainder of the year.”

SUMMARY – First quarter 2013

(in $ millions, except per-share data)	Three Months Ended March 31
	2013	2012	% chg
Net Revenues	242.1	219.0	10.5%
Net revenues generated in China	111.3	91.8	21.2%
Net revenues generated in international markets	130.8	127.2	2.8%
Gross Profit	139.1	120.3	15.6%
Non-GAAP Gross Profit	140.7	121.4	15.9%
Operating Income	39.0	36.7	6.2%
Non-GAAP Operating Income	46.3	40.5	14.3%
EBITDA	49.8	46.7	6.8%
Net Income	57.4	36.6	57.0%
Non-GAAP Net Income	64.6	40.4	59.9%
Non-GAAP Net Income (excluding tax benefits -Note)	45.2	40.4	11.9%
Diluted EPS	0.48	0.31	54.8%
Non-GAAP Diluted EPS	0.53	0.34	57.7%

Note: The 2013 amount excludes $19.4 million tax benefits related to the key software enterprise status for the calendar year 2011 and 2012, which was recognized in the first quarter of 2013.

Net Revenues

Mindray reported net revenues of $242.1 million for the first quarter of 2013, a 10.5% increase from $219.0 million in the first quarter of 2012.

-	Net revenues generated in China increased 21.2% to $111.3 million from $91.8 million in the first quarter of 2012.

-	Net revenues generated in the international markets increased 2.8% to $130.8 million from $127.2 million in the first quarter of 2012.

Performance by Segment

Patient Monitoring & Life Support Products: Net revenues in this segment increased 3.9% to $99.4 million from $95.7 million in the first quarter of 2012, contributing 41.1% to total net revenues in the first quarter of 2013.

In-Vitro Diagnostic Products: Net revenues in this segment increased 20.7% to $68.3 million from $56.6 million in the first quarter of 2012, contributing 28.2% to total net revenues in the first quarter of 2013. Reagents sales represented 36.4% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 0.7% to $53.2 million from $52.8 million in the first quarter of 2012, contributing 22.0% to total net revenues in the first quarter of 2013.

Others: Other net revenues increased 52.7% to $21.2 million from $13.9 million in the first quarter of 2012, contributing 8.7% to total net revenues in the first quarter of 2013. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margin

First quarter 2013 gross profit was $139.1 million, a 15.6% increase from $120.3 million in the first quarter of 2012. First quarter 2013 non-GAAP gross profit was $140.7 million, a 15.9% increase from $121.4 million in the first quarter of 2012. First quarter 2013 gross margin was 57.4% compared to 54.9% in the first quarter of 2012 and 57.8% in the fourth quarter of 2012. Non-GAAP gross margin was 58.1% in the first quarter of 2013 compared to 55.5% in the first quarter of 2012 and 58.5% in the fourth quarter of 2012.

Operating Expenses

Selling expenses for the first quarter of 2013 were $47.2 million, or 19.5% of total net revenues, compared to 18.1% in the first quarter of 2012 and 17.0% in the fourth quarter of 2012. Non-GAAP selling expenses for the first quarter of 2013 were $44.9 million, or 18.5% of total net revenues, compared to 17.5% in the first quarter of 2012 and 16.2% in the fourth quarter of 2012.

General and administrative expenses for the first quarter of 2013 were $26.6 million, or 11.0% of total net revenues, compared to 9.0% in the first quarter of 2012 and 11.5% in the fourth quarter of 2012. Non-GAAP general and administrative expenses for the first quarter of 2013 were $24.2 million, or 10.0% of total net revenues, compared to 8.7% in the first quarter of 2012 and 11.4% in the fourth quarter of 2012.

Research and development expenses for the first quarter of 2013 were $26.3 million, or 10.9% of total net revenues, compared to 11.1% in the first quarter of 2012 and 10.4% in the fourth quarter of 2012. Non-GAAP research and development expenses for the first quarter of 2013 were $25.3 million, or 10.5% of total net revenues, compared to 10.7% in the first quarter of 2012 and 10.1% in the fourth quarter of 2012.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $4.8 million in the first quarter of 2013 compared to $2.2 million in the first quarter of 2012 and $2.7 million in the fourth quarter of 2012.

Operating income was $39.0 million in the first quarter of 2013, a 6.2% increase from $36.7 million in the first quarter of 2012. Non-GAAP operating income in the first quarter of 2013 was $46.3 million, a 14.3% increase from $40.5 million in the first quarter of 2012. Operating margin was 16.1% in the first quarter of 2013 compared to 16.8% in the first quarter of 2012 and 18.9% in the fourth quarter of 2012. Non-GAAP operating margin was 19.1 % in the first quarter of 2013 compared to 18.5% in the first quarter of 2012 and 20.8% in the fourth quarter of 2012.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

First quarter 2013 EBITDA increased 6.8% year-over-year to $49.8 million from $46.7 million in the first quarter of 2012.

Net Income

Net income increased 57.0% year-over-year to $57.4 million from $36.6 million in the first quarter of 2012. Non-GAAP net income increased 59.9% year-over-year to $64.6 million from $40.4 million in the first quarter of 2012. Excluding the tax benefits of $19.4 million recognized in the first quarter of 2013, non-GAAP net income increased 11.9% over the first quarter of 2012. Net margin was 23.7% in the first quarter of 2013 compared to 16.7% in the first quarter of 2012 and 17.7% in the fourth quarter of 2012. Non-GAAP net margin was 26.7% in the first quarter of 2013 compared to 18.4% in the first quarter of 2012 and 19.5% in the fourth quarter of 2012. Excluding the tax benefits of $19.4 million, non-GAAP net margin was 18.7% in the first quarter of 2013.

First quarter 2013 basic and diluted earnings per share were $0.49 and $0.48 respectively, compared to $0.32 and $0.31 in the first quarter of 2012. Basic and diluted non-GAAP earnings per share were $0.55 and $0.53 respectively, compared to $0.35 and $0.34 in the first quarter of 2012. Shares used in the computation of diluted earnings per share for the first quarter 2013 were 120.7 million.

Other Select Data

Accounts receivable turnover days were 66 days in the first quarter of 2013, improved from 79 days in the first quarter of 2012 and compared to 53 days in the fourth quarter of 2012. Inventory turnover days were 103 days in the first quarter of 2013, compared to 92 days in the first quarter of 2012 and 83 days in the fourth quarter of 2012. Accounts payable turnover days were 59 days in the first quarter of 2013, compared to 54 days in the first quarter of 2012 and 47 days in the fourth quarter of 2012. Mindray calculates the above working capital turnover days using the average of beginning and ending net balances of the quarter.

As of March 31, 2013, the company had $891.0 million in cash and cash equivalents, and short-term investments compared to $862.9 million as of December 31, 2012. Net cash provided by operating activities and net cash outflow for capital expenditures during the quarter were $42.4 million and $20.0 million respectively.

As of March 31, 2013, the company had approximately 7,500 employees.

Business Outlook for Full Year 2013

The company maintains its full year guidance and expects its full year 2013 net revenues to grow at least 17% over its full year 2012 net revenues.

The company continues to expect its full year 2013 non-GAAP net income to grow at least 15% over its non-GAAP net income for full year 2012. This guidance excludes the tax benefits of $19.4 million related to the National Key Software Enterprise status for the calendar year 2011 and 2012, which was recognized in the first quarter of 2013 and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for full year 2013 to be around $130 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“We are maintaining our guidance at this time,” commented Mr. Li Xiting, Mindray’s President and Chief Executive Officer. “For the rest of 2013, we expect China to be our primary growth engine, based on our strong market position and favorable macro healthcare spending trends. We are optimistic that the prospects for emerging markets should improve going forward. However, risk factors such as political and currency issues remain. We will closely monitor these factors and react promptly. In developed markets, as we stated earlier this year, we expect challenging conditions to continue due to economic and hospital spending uncertainties. However, we will maintain our long-term growth strategy in these countries. Going forward, we will continue to build a stronger global brand, improve our operational efficiency and seek attractive M&A and collaboration opportunities.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on May 7, 2013 U.S. Eastern Time (8:00 PM on May 7, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:
United States:	+1-866-519-4004
Hong Kong:	800-930-346
China Landline:	800-819-0121

Local dial-in numbers:

United States:	+1-718-354-1231
Hong Kong:	+852-2475-0994
China Mobile:	400-620-8038
Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until May 22, 2013.

U.S. Toll Free:	+1-855-452-5696
International:	+1-646-254-3697
Passcode:	36769828

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the first quarter of 2013 and provided guidance for full year 2013 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

–	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

–	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

–	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended March 31, 2012 and 2013, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2013, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, the continued robust demand of our products in the domestic market, particularly in the in-vitro diagnostic segment, that we are optimistic about the region’s growth potential and will continue to invest this year, that management remains committed to meeting our goals for the remainder of the year, that for the rest of 2013, we expect China to be our primary growth engine, based on our strong market position and favorable macro healthcare spending trends, that we are optimistic that the prospects for emerging markets should improve going forward, our belief and anticipation that risk factors such as political and currency issues remain, that we will closely monitor these factors and react promptly, that in developed markets, we expect challenging conditions to continue due to economic and hospital spending uncertainties, that we will maintain our long-term growth strategy in these countries, and that going forward, we will continue to build a stronger global brand, improve our operational efficiency and seek attractive M&A and collaboration opportunities, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed with the Securities and Exchange Commission on April 8, 2013. Our results of operations for the first quarter as of March 31, 2013 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2012	As of Mar 31, 2013
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	247,859	195,744
Restricted cash and restricted investment (Note 2)	21,528	16,129
Short-term investments	615,003	695,303
Accounts receivable, net	185,701	160,617
Inventories	110,099	123,795
Value added tax receivables	7,427	13,335
Other receivables	15,704	24,425
Prepayments and deposits	11,081	12,827
Deferred tax assets, net	6,443	7,500

Total current assets	1,220,845	1,249,675

Other assets	10,811	10,880
Accounts receivables, net, non-current	2,172	1,918
Advances for purchase of plant and equipment	3,009	3,638
Property, plant and equipment, net	268,010	271,436
Land use rights, net	56,921	58,477
Intangible assets, net	132,334	129,635
Goodwill	163,016	168,951

Total assets	1,857,118	1,894,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	85,100	134,989
Notes payable	8,697	8,621
Accounts payable	53,244	63,171
Advances from customers	17,550	20,793
Salaries payable	69,919	38,989
Other payables	108,528	103,260
Purchase consideration payable	20,354	21,574
Income taxes payable	30,305	24,556
Other taxes payable	8,894	8,181

Total current liabilities	402,591	424,134

Long-term bank loan	50,039	59,934
Other long-term liabilities	4,004	3,958
Deferred tax liabilities, net	23,369	23,757

Total liabilities	480,003	511,783

Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	514,280	525,747
Retained earnings	699,992	698,346
Accumulated other comprehensive income	116,556	109,918

Total shareholders’ equity	1,330,843	1,334,026
Non-controlling interests	46,272	48,801

Total equity	1,377,115	1,382,827

Total liabilities and equity	1,857,118	1,894,610

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2012 annual report on Form 20-F.
(2)	Restricted cash and restricted investment are those purchase consideration in connection with our acquisition being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended Mar 31,
	2012	2013
	US$	US$
	(unaudited)	(unaudited)
Net revenues
-PRC	91,840	111,332
- International	127,177	130,771

Net revenues	219,017	242,103
Cost of revenues	(98,692)	(103,038)

Gross profit	120,325	139,065

Selling expenses	(39,729)	(47,157)
General and administrative expenses	(19,614)	(26,584)
Research and development expenses	(24,277)	(26,328)

Income from operations	36,705	38,996

Other income, net	585	78
Interest income	8,438	7,687
Interest expense	(691)	(972)

Income before income taxes and non-controlling interests	45,037	45,789
Provision for income taxes	(8,343)	12,934

Net income	36,694	58,723
Less: Net income attributable to non-controlling interests	(107)	(1,299)

Net income attributable to the Company	36,587	57,424

Basic earnings per share	0.32	0.49

Diluted earnings per share	0.31	0.48

Shares used in the computation of:
Basic earnings per share	116,016,063	118,181,156

Diluted earnings per share	119,045,742	120,724,275

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended Mar 31,
	2012	2013
	US$	US$
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	36,694	58,723
Adjustments to reconcile net income to net cash provided by operating activities	14,408	15,310
Changes in current assets and liabilities, net of effects of acquisitions	9,020	(31,643)

Net cash provided by operating activities	60,122	42,390

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(2,739)	(3,839)
Capital expenditure	(16,090)	(20,042)
Decrease in restricted cash and restricted investment	—	5,399
Proceeds from sale of short-term investments	144,395	109,261
Increase in short-term investments and changes in other investing activities	(92,852)	(191,805)

Net cash provided by (used in) investing activities	32,714	(101,026)

Cash flow from financing activities:
Proceeds from bank loans	50,000	60,000
Dividend paid	(46,401)	(59,070)
Proceeds from exercise of options	9,447	6,754
Cash contribution from non-controlling interest	506	—

Net cash provided by financing activities	13,552	7,684

Net increase (decrease) in cash and cash equivalents	106,388	(50,952)
Cash and cash equivalents, beginning of period	124,311	247,859
Effect of exchange rate changes on cash	311	(1,163)

Cash and cash equivalents, end of period	231,010	195,744

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended Mar 31,
	2012	2013
	(unaudited)	(unaudited)
	US$	US$
Non-GAAP net income	40,384	64,570
Non-GAAP net margin	18.4%	26.7%
Amortization of acquired intangible assets	(1,635)	(2,602)
Deferred tax impact related to acquired intangible assets	35	206
Share-based compensation	(2,197)	(4,750)

GAAP net income	36,587	57,424
GAAP net margin	16.7%	23.7%

Non-GAAP basic earnings per share	0.35	0.55
Non-GAAP diluted earnings per share	0.34	0.53

GAAP basic earnings per share	0.32	0.49
GAAP diluted earnings per share	0.31	0.48

Shares used in computation of:
Basic earnings per share	116,016,063	118,181,156

Diluted earnings per share	119,045,742	120,724,275

Non-GAAP operating income	40,537	46,348
Non-GAAP operating margin	18.5%	19.1%
Amortization of acquired intangible assets	(1,635)	(2,602)
Share-based compensation	(2,197)	(4,750)

GAAP operating income	36,705	38,996
GAAP operating margin	16.8%	16.1%

Non-GAAP gross profit	121,449	140,714
Non-GAAP gross margin	55.5%	58.1%
Amortization of acquired intangible assets	(966)	(1,467)
Share-based compensation	(158)	(182)

GAAP gross profit	120,325	139,065
GAAP gross margin	54.9%	57.4%

Non-GAAP selling expenses	(38,366)	(44,906)
Non-GAAP as % of total net revenues	17.5%	18.5%
Amortization of acquired intangible assets	(669)	(1,135)
Share-based compensation	(694)	(1,116)

GAAP selling expenses	(39,729)	(47,157)
GAAP as % of total net revenues	18.1%	19.5%

Non-GAAP general and administrative expenses	(19,101)	(24,158)
Non-GAAP as % of total net revenues	8.7%	10.0%
Share-based compensation	(513)	(2,426)

GAAP general and administrative expenses	(19,614)	(26,584)
GAAP as % of total net revenues	9.0%	11.0%

Non-GAAP research and development expenses	(23,445)	(25,302)
Non-GAAP as % of total net revenues	10.7%	10.5%
Share-based compensation	(832)	(1,026)

GAAP research and development expenses	(24,277)	(26,328)
GAAP as % of total net revenues	11.1%	10.9%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,

DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended Mar 31,
	2012	2013
	US$	US$
	(unaudited)	(unaudited)
GAAP net income	$36,587	57,424
Interest income	(8,438)	(7,687)
Interest expense	691	972
Provision for income taxes	8,343	(12,934)

Earnings before interest and taxes (“EBIT”)	37,183	37,775
Depreciation	6,590	7,776
Amortization	2,889	4,277

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	46,662	49,828